Exhibit 1

Yantai Dahua Issued New Trading Symbol and Completes Name Change to China Agro-Technology Holdings, Ltd.

SANTA MONICA, CA – January 14, 2008 --  Yantai Dahua Holding Company (OTC BB: CAGTF) today announced that it is now trading under the new trading symbol CAGTF on the OTC Bulletin Board.  The Company has also changed its corporate name to China Agro-Technology Holdings, Ltd,; the change was instituted to better reflect the Company’s mission of becoming a complete agro-biotechnology firm, leveraging its unique non-tube plant propagation technology, acquiring forestry plantations in China, innovating in the field of sustainable forestry management and improving yields on its other agricultural products, including bamboo, jatropha and aromatherapy plants.  The Company’s new CUSIP number is P25552 103.  China Agro-Technology Holdings had total revenues of $37 million in the fiscal year ended September 30, 2007, with gross profit of $35 million and net income of $32.8 million.

About China Agro-Technology Holdings, Ltd

China Agro-Technology Holdings, Ltd (“CAT”) is an ecologically sustainable agricultural technology enterprise that aims at promoting a global reforestation program, generating environmental rehabilitation and serving the acute demands for paper products. CAT is primarily involved in the ownership, management and operation of Genetically Engineered plantations, the non-tube clone plantations and the marketing of the proprietary rights and technological know-how to the global market.

CAT’s strength is its group of highly innovative research scientists and agronomists who specialize in the R&D of agriculture and intelligent computer non-tube plant propagation technology. Driven by agro-biotechnology, CAT is able to achieve higher output with a shorter growth period.  CAT’s Genetically Engineered Eucalypt Trees (GEET) strains are suitable for cultivation at different climatic conditions and are able to grow within just 4-5 years time to a height of 35 to 40 meters, as compared to other species that take about 6 to 8 years.  The Company’s trees also yield 50% more in wood timber, about 150 cubic meters per hectare as compared to 100 cubic meters per hectare for those which currently leads the world in eucalyptus production.  Other unique features of CAT’s GEETs include increased resistance against pests and weeds, the ability to flourish under adverse weather and soil conditions, reduced usage of agro-chemical and growth of at least 8 rotations over a period of 50 years without the need for replanting of new saplings.

Safe Harbor Statement: Under The Private Securities Litigation Reform Act of 1995: Except for historical information contained herein, the statements in this news release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which may cause a company's actual results, performance and achievement in the future to differ materially from forecasted results, performance, and achievement. These risks and uncertainties are described in the Company's periodic filings with the Securities and Exchange Commission. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events or changes in the Company's plans or expectation.